UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Room 204, Building A

Intelligence Park No. 26 Yongtaizhuang North Road

Haidian District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CHANGES IN REGISTRANTS’ CERTIFYING ACCOUNTANT

(a) Dismissal of Certifying Accountant

Effective June 4, 2026, Autozi Internet Technology (Global) Ltd. (the “Company” or the “Registrant”) dismissed its independent auditors, Marcum Asia CPAs LLP (“Marcum Asia”), which action was recommend by the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors (the “Board”) and approved by the Board , in each case on June 4, 2026..

Marcum Asia was initially engaged by the Company in July 2022 and provided audit services and issued audit reports on the Company’s financial statements up to the fiscal year ended September 30, 2025.

The principal accountant’s report of Marcum Asia on the financial statements of the Company as of and for the fiscal years ended September 30, 2024 and 2025 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except to the extant that such reports included an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

For the fiscal years ended September 30, 2024 and 2025, and through the date of dismissal of Marcum Asia on June 4, 2026, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of such disagreement in connection with their reports on the Company’s consolidated financial statements for the applicable period, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F), other than that during the fiscal years ended September 30, 2024 and 2025, there were material weaknesses identified related to the Company’s internal controls, including: (1) lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements including but not limited to the procedures over identifying related party transactions and the disclosure controls; and (2) lack of internal file management procedures. These material weaknesses are described in the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2025, which the Company filed on February 12, 2026, with the Securities and Exchange Commission.

Marcum Asia has provided a letter to us, dated June 10, 2026 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) Engagement of New Certifying Accountant

On June 4, 2026, the Audit Committee and the Board of Directors approved the engagement of Assentsure PAC (“New Auditor”) as the Company’s independent auditors for the fiscal year ending September 30, 2026.

During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with New Auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report was provided to the Company or oral advice was provided that New Auditor concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

Financial Statements and Exhibits

Exhibit No	Description
16.1	Letter of Marcum Asia CPAs LLP, dated June 10, 2026, regarding change in independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2026

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board